October 25, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (317) 298-8924

Mr. William R. Donaldson
Chief Executive Officer and
   Chief Financial Officer
Interactive Motorsports and Entertainment Corp.
5624 West 73rd Street
Indianapolis, IN  46278

Re:	Interactive Motorsports and Entertainment Corp.
Form 10-K for the year ended December 31, 2004
      Filed March 29, 2005
      File No. 000-30771

Dear Mr. Donaldson:

      We have reviewed your response letter dated October 25, 2005 and have the following additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to comment 1 in your letters dated July
6,
2005 and October 25, 2005.  As indicated in Exhibit E of EITF 01-
9,
consideration given by a vendor to a customer may take a variety of forms including equity instruments of the vendor. Example 3 in Exhibit B and Exhibit D provide examples of the accounting treatment for consideration in the form of equity instruments. Paragraph 13 of
EITF 00-21 prescribes that any separate unit of accounting which is required to be recorded at fair value under GAAP should be recorded at fair value with the remainder of the arrangement consideration allocated to the other units of accounting in accordance with paragraph 12 of EITF 00-21. Accordingly, please summarize the impact on your historical financial statements if you had applied EITF 01-9 and paragraph 13 of EITF 00-21 to the common stock warrants thereby reducing the amount attributable to your management service agreement and simulators prior to any relative fair value allocation under paragraph 12.

2. We read your response to comments 3 and 2 in your letters dated July 6, 2005 and October 25, 2005, respectively, and continue to believe that you have not demonstrated how you meet the criteria for entity-specific or VSOE of fair value. We understand that your historical cost of providing maintenance services would be a component of the consideration given to establishing the standalone price for your management service agreement; however, you have not demonstrated why you believe this price will be accepted in the marketplace on a standalone basis. Since your management service agreement is not currently being sold separately, please support how you determined that your historical cost to maintain your existing simulator fleet is equal to the fair value of your management service agreement to a third party, which includes other deliverables in addition to maintenance services. Please also tell us how you determined that it is probable that this price, which is limited to the historical cost for only some of the services in your management service agreement, will not change before the separate introduction of this service into the market place. Lastly, please explain to us when and if you plan to introduce your management service agreement into the market on a standalone basis.

3. If you consider your performance obligation under the management service agreement to be inconsequential or perfunctory, please explain to us how you considered each of the factors in SAB Topic
13(A)(3)(c) in reaching this conclusion.


*  *  *  *

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. William R. Donaldson
Interactive Motorsports and Entertainment Corp.
October 25, 2005
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